Dynegy Inc.

601 Travis Street, Suite 1400

Houston, Texas 77002

Phone  713.507.6400

January 23, 2014

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mara L. Ransom

Re:                             Dynegy Inc.

Registration Statement on Form S-4

Filed December 9, 2013

File No. 333-192732

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 14, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 4, 2013

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Filed November 7, 2013

File No. 001-33443

Dear  Ms. Ransom:

Dynegy Inc. (the “Company”) and the other registrants named in the Registration Statement (as defined below) (the “Additional Registrants” and together with the Company, the “Registrants”), are in receipt of the comment letter dated December 31, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) containing comments on the above-referenced filings.  The Company transmits herewith for review by the Staff Amendment No. 1 (the “Amendment”) to the registration statement on Form S-4 referenced above (the “Registration Statement”).  The Company is also forwarding a copy of this letter and a copy of the Amendment marked against the Registration Statement via electronic mail.

Set forth below are the Company’s responses to the comments in the Comment Letter.  For ease of reference, the comments contained in the Comment Letter are printed below in bold-face type and are followed by the Company’s responses.

Registration Statement on Form S-4

General

1.              We note that the guarantees are securities and thus each guarantor is required to file the financial statements specified by Regulation S-X for a registrant. See Rule 3-10(a)(1) of Regulation S-X. We further note that the registration statement does not appear to contain such financial statements. If you believe that one of the exceptions to this requirement set forth in Rule 3-10 applies, please provide us with your analysis in support of this belief and explain to us how you and the guarantors are currently complying with the applicable exception.

Response:

Based on the Company’s review of Rule 3-10 of Regulation S-X (“Rule 3-10”), the Company believes the guarantees of the Subsidiary Guarantors (as defined in the Registration Statement) comply with the conditions set forth in subsection (f) of Rule 3-10. Specifically: (i) each of the Subsidiary Guarantors is 100% owned by the Company (as issuer), (ii) the guarantees are full and unconditional (subject to certain customary automatic release provisions contained in the indenture, dated as of May 20, 2013, as amended by the supplemental indenture dated as of December 5, 2013, among the Company, the Subsidiary Guarantors and Wilmington Trust, National Association (the “Indenture”)) and (iii) the guarantees are joint and several.  Additionally, the Company concludes that the parent company has no independent assets, as provided in 3-10(h)(5).  Based on this and the fact that non-guarantor subsidiaries for all periods presented were minor, the Company provided narrative disclosure pursuant to Note 1 of subsection (f) of Rule 3-10 in the Registration Statement.  Notwithstanding the customary release provisions included in the Indenture, based on the Staff’s guidance provided in Section 2510.5 of the Division of Corporation Finance’s Financial Reporting Manual, the Company believes the guarantees meet the requirements of subsection (f) of Rule 3-10 and Note 1 thereto. Please read page 56 of the Registration Statement.

The Company believes it is currently in compliance with Rule 3-10 by including narrative disclosure on page 56 of the Registration Statement (noted above) as Dynegy’s non-guarantor subsidiaries were minor for the periods presented in the Registration Statement.  Subsequent to the acquisition of Ameren’s merchant energy business on December 2, 2013, the Company’s non-guarantor subsidiaries will no longer be minor.  As a result, the Company will include condensed, consolidating financial information in accordance with Rule 3-10(f) of Regulation S-X, beginning with the December 31, 2013, financial statements.  Based on the Company’s analysis of Rule 3-10, the change from minor non-guarantor subsidiaries to more than minor non-guarantor subsidiaries should be reflected for the period of such change and prospective periods only.  See AICPA SEC Regulations Committee Meeting with SEC Staff, Section C (“Periods for Which Information is Required”), September 25, 2002, available here:  http://www.thecaq.org/docs/reports-and-publications/september-25-2002.pdf?sfvrsn=0.

Cover Page

2.              As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please see Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. Please see Rule 14d-1(g)(3).

Response:

The Company confirms that the exchange offer will be open for a period of at least 20 full business days, using the definition of “business day” set out in Rule 14d-1(g)(3). For logistical reasons, the Company intends to provide that the offer will expire at 5:00 p.m. on the twenty-first business day following commencement of the exchange offer, rather than midnight on the twentieth business day.  The Company advises the Staff that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Cautionary Note Regarding Forward Looking Statements, page iii

3.              The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:

The section entitled, “Cautionary Note Regarding Forward Looking Statements” on page iii of the Registration Statement has been revised to take into account the Staff’s comment.  Please read page iii of the Amendment.

Incorporation by Reference, page vi

4.              You may wish to revise this provision to state that all filings filed by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. Please see Securities Act Forms Compliance and Disclosure Interpretation 123.05, which is available on our website, for more information.

Response:

The section entitled, “Incorporation by Reference” on page vi of the Registration Statement has been revised to take into account the Staff’s comment.  Please read page vi of the Amendment.

Summary Description of the Exchange Notes, page 6

Change of Control, page 7

5.              Please disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act. This comment also applies to your disclosure on page 39.

Response:

The section entitled “Summary Description of the Exchange Notes—Change of Control” on page 7 of the Registration Statement has been revised to include the same disclosure found on page 39 of the Registration Statement, which provides: “Dynegy will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Dynegy will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.”  Please read page 7 of the Amendment.

The Exchange Offer, page 31

Terms of the Exchange Offer; Period for Tendering Old Notes, page 31

6.              We note your reservation of the right to amend the terms of the exchange offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response:

The section entitled, “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes” on page 31 of the Registration Statement has been revised to take into account the Staff’s comment.  Please read page 31 of the Amendment.

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes, page 33

7.              We note your statement that you “will accept, promptly after the Expiration Date, all Old Notes validly tendered and will issue the Exchange Notes promptly after acceptance of the Old Notes.” Please clarify that you will issue the new notes or return the old notes promptly after expiration rather than after acceptance. Please see Exchange Act Rule 14a-1(c).

Response:

The section entitled, “The Exchange Offer—Acceptance of Old Notes for Exchange; Delivery of Exchange Notes” on page 33 of the Registration Statement has been revised to clarify that the Company will issue the Exchange Notes, or return Old Notes not accepted for any reason, promptly after the Expiration Date rather than after acceptance.  Please read page 33 of the Amendment.

8.              We note the disclosure indicating that “unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder (or, in the case of Old Notes tendered by book entry transfer into the exchange agent’s account at DTC pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer).” Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Response:

The sections entitled, (i) “Summary of the Exchange Offer—Withdrawal; Non-Acceptance,” on page 3 of the Registration Statement, (ii) “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes,” on page 31 of the Registration Statement and (iii) “The Exchange Offer—Withdrawal Rights,” on page 34 of the Registration Statement have been revised to provide that the Company will return Old Notes promptly after the Expiration Date or termination of the exchange offer, as applicable.  Please read pages 3, 31 and 34 of the Amendment.

Item 22. Undertakings, page II-15

9.              Please provide the undertakings required by Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Response:

The section entitled, “Undertakings” on page II-15 of the Registration Statement has been revised to include the undertakings required by Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.  Please read page II-15 of the Amendment.

Index to Exhibits

Exhibit 5.1

10.       Please have counsel provide an opinion that the guarantees will constitute valid and binding obligations of the guarantor subsidiaries listed on Schedule I thereto.

Response:

Counsel has revised its opinion in response to the Staff’s comment. Please read Exhibit 5.1 of the Amendment.

11.       Please have counsel state that the guarantees of the guarantor subsidiaries included in Exhibit 5.3 to the registration statement, the opinion of Richards, Layton & Finger, P.A., will constitute valid and binding obligations of such guarantor subsidiaries.

Response:

White & Case LLP has revised its opinion in response to the Staff’s comment to state that the guarantees of the guarantor subsidiaries will constitute valid and binding obligations under New York law.  Please read Exhibit 5.1 of the Amendment.

Exhibit 5.3

12.       We note counsel’s statement on page 3 that counsel “[has] not reviewed any documents other than the documents listed in paragraphs (a) through (n) above.” Counsel must examine all documents necessary to render the required opinions. Please have counsel remove the limitation regarding the documents that counsel has examined, and ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

Response:

Counsel has revised its opinion in response to the Staff’s comment. Please read Exhibit 5.3 of the Amendment.

13.       Please have counsel remove the assumption on page 3 of the opinion letter, which states that “[you] have assumed that there exists no provision in any document that we have not reviewed that is inconsistent with the opinions stated herein,” or explain why this assumption is necessary to the opinion rendered.

Response:

Counsel has revised its opinion in response to the Staff’s comment. Please read Exhibit 5.3 of the Amendment.

14.       Please have counsel remove the assumptions in the paragraph beginning at the bottom of page 3 and carrying over to page 4 of the opinion letter or explain why these assumptions are necessary to the opinion rendered.

Response:

Counsel has revised its opinion in response to the Staff’s comment. Please read Exhibit 5.3 of the Amendment.

15.       Please remove the assumptions in the first paragraph of page 6 of the opinion letter or explain why these assumptions are necessary to the opinion rendered.

Response:

Counsel has revised its opinion in response to the Staff’s comment. Please read Exhibit 5.3 of the Amendment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Managements’ Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 45

16.       We note that in your discussion of your results of operations for the year ended December 31, 2012 you have included columns in various tables presented throughout your discussion showing combined amounts representing the sum of amounts for the 2012 Predecessor and Successor periods. Please revise your disclosure to eliminate the tables showing this combined information. We do not believe such a presentation is appropriate as the Predecessor and Successor periods being combined are not prepared on the same basis and do not represent a continuum of the same reporting entity. The related financial statements are those of two different reporting entities. Please refer to the guidance in ASC 852-10-45-26 and 45-27.

Response:

The Company acknowledges the Staff’s comment and will revise its disclosure in future filings to eliminate the tables showing this combined information.

17.       We also note that you discuss the combined results of operations for the 2012 Successor and Predecessor periods as your results for the year ended December 31, 2012. This supplemental discussion is generally not appropriate in the case of fresh-start accounting as the periods being combined are not prepared on a comparable basis. Explanations of reasons for changes between periods may include discussions of changes arising from your bankruptcy and your disposals and acquisitions of businesses. However non-GAAP information should not be discussed in isolation or be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Please revise to provide a discussion of your historical GAAP basis financial statements as required by Item 303 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will revise its disclosure in future filings to provide discussion of its GAAP basis financial statements as required by Item 303(a) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-10

Note 4 — Merger and Acquisition, page F-23

18.       Explain to us why Legacy Dynegy did not meet the definition of a business and why you accounted for DH’s acquisition of Legacy Dynegy as a recapitalization.

Response:

On September 30, 2012, pursuant to the terms of the Plan (as defined in the 10-K), Dynegy Holdings merged with and into Legacy Dynegy.  At the time of the Merger (as defined in the 10-K), Dynegy Holdings held all of the substantive operations, while Legacy Dynegy had only nominal assets (consisting primarily of cash which approximated fair market value) and no operations.  As a result, Legacy Dynegy was deemed to not be a business as it had no inputs or processes.  As a result of these factors and consistent with Topic 12 of the SEC Financial Reporting Manual, the Merger was accounted for in a manner similar to a reverse recapitalization.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 33

February 2013 Compensation Actions, page 42

19.       In future filings, if you use financial performance targets, like the adjusted EBITDA and operational cash flow targets you used for 2012, in circumstances when you make payouts or awards based on actual performance with respect to the targets, please disclose both the targets and your performance with respect to the targets. If the targets are quantified (i.e., a particular value is target—e.g., $100 million), then your disclosure of the targets and actual results should be quantified.

Response:

The Company acknowledges the Staff’s comment and will revise its disclosure in future filings to include the quantified financial performance targets and actual performance used to calculate incentive payments, beginning with our 2014 Definitive Proxy Statement on Schedule 14A.

20.       With a view towards improving future disclosure, please tell us how the Post Emergence Human Resources Committee assessed the individual factors with the 2013 Critical Success Factors in the context of determining the overall short-term incentive awards. For example, it is not clear how much weight or significance was attached to the individual factors relative to the 2013 Critical Success Factors.

Response:

The Company used the four Critical Success Factors to assess the collective performance of our Named Executive Officers (“NEOs”) for our 2012 short-term incentive awards. Without consideration of the individual factors, each NEO would have generally received a short-term incentive payout of 60% of their target percentage. However, the Human Resources Committee also evaluated each NEO’s individual contribution with respect to their performance across each of these Critical Success Factors to determine their individual short-term incentive awards. The level of involvement and contribution within each Critical Success Factor varied based on the role of each individual NEO. Ultimately, the short-term incentive awards were determined based on overall results, individual contributions and the importance and weighting of the factors to which the NEOs made the greatest contribution.  In future filings, beginning with our 2014 Definitive Proxy Statement on Schedule 14A, we will discuss the impact of individual contributions relative to each of the Critical Success Factors in the context of determining the overall short-term incentive awards.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Item 1 — Financial Statements, page 1

Note 13 — Commitments and Contingencies, page 24

Dam Safety Assessment Reports, page 25

21.       We note your disclosure that the nature and scope of repairs that may ultimately be needed (at your Baldwin and Hennepin sites), if any, cannot be predicted with confidence at this time, but may result in significantly increased compliance costs and could have a material adverse effect on your financial condition, results of operations and cash flows. Please note you are required by ASC 450-20 to develop an estimate of the reasonably possible loss or range of loss rather than to predict potential losses with confidence. Please revise your disclosure to indicate the amount of reasonably possible loss or range of loss for this matter or to state that such an estimate cannot be made.

Response:

The Company has concluded that the amount of reasonably possible loss or range of loss for repairs at our Baldwin and Hennepin sites cannot be estimated.  Accordingly, for future filings, beginning with our 2013 Form 10-K, we will clarify the conclusion in our disclosure regarding Commitments and Contingencies with respect to the Dam Safety Assessment Reports to read as follows:

“At this time, we are unable to estimate a reasonably possible cost or range of costs of repairs, but the repairs may result in significantly increased compliance costs and could have a material adverse effect on our financial condition, results of operations and cash flows.”

Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

22.       The comments on the Form 10-K should also be complied with in your Form 10-Q to the extent applicable.

Response:

Please see Company’s response to Staff comments 16 and 17.

Discussion of Segment Results of Operations, page 62

23.       We note your inclusion in the table showing your Coal segment’s results of operations for the nine months ended September 30, 2012, on page 62, of amounts related to Legacy Dynegy for the period of January 1 through June 5, 2012. We also note that you have combined amounts for Legacy Dynegy and amounts for the Predecessor and Successor periods and presented the sum as combined amounts for the nine months ended September 30, 2012. As noted above in our comments on your Form 10-K, we do not believe it is appropriate to present combined amounts for the Predecessor and Successor periods. We do not believe it is appropriate to combine the amounts presented for Legacy Dynegy with your historical financial statements or with combined Predecessor and Successor amounts. Amounts related to Legacy Dynegy are not included and in future periods will not be included in your historical financial statements; thus likewise it does not appear that pro forma information prepared in accordance with Article 11 of Regulation S-X would be appropriate. Lastly, it is not clear how the amounts included for Legacy Dynegy were derived. Please revise your disclosure to eliminate this combined presentation.

Response:

Please see Company’s response to Staff comments 16 and 17.

*      *      *

In connection with our response to the Comment Letter set forth herein, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the Staff’s comments and hope that the foregoing has been responsive to these comments.  Please do not hesitate to contact us directly at (713) 767-4747 with any questions or comments regarding this letter.

Sincerely,

/s/ Robert C. Flexon
Name:	Robert C. Flexon
Title:	President and Chief Executive Officer, Dynegy Inc.

cc:                                Clint C. Freeland, Executive Vice President & Chief Financial Officer

Clint Walden, Vice President & Chief Accounting Officer

Heidi D. Lewis, Esq., Vice President & Group General Counsel- Corporate

David Johansen, Esq., Partner, White & Case LLP